Contact

www.linkedin.com/in/leo-adams (LinkedIn)

Top Skills

Comedy
Public Speaking
Time Management

Languages

English (Native or Bilingual)
Portuguese (Native or Bilingual)
Spanish (Limited Working)

Leo Adams

Entrepreneur. Drone Data Solutions. Facilitating Social Connections
Charlotte, North Carolina, United States

Summary

As a 3x Founder and driven entrepreneur with a passion for technology, I am motivated every day by seeking new challenges and continue learning/growing by following my curiosities.

Currently, I am involved in leading two businesses, Skye Link, a national drone data solutions company, and Linxy, an innovative tech startup revolutionizing social connection.

When I first got involved in the unmanned aerial systems (drone) industry, my goal was to create dynamic videos & stunning aerial images, but my vision evolved. I wanted to make a bigger impact on the UAS community and that is when my idea for Skye Link arose. Founded in 2018, and as acting CEO at Skye Link, our goal is to enable access to on-demand aerial imagery & data for all businesses through our drone service platform in a safe efficient and compliant manner. Skye Link offers professionally managed turnkey drone data solutions including comprehensive aerial inspections, drone photography, sUAS training/consulting, and aerial mapping supporting a wide range of industries including renewable energy, utilities, construction, engineering, infrastructure, and commercial real estate. Our mission & core values stem from our Conscious Capitalism philosophy that business has a higher purpose than purely profits. We aim to foster trust and create value for all our stakeholders including customers, team members, pilots, partners, and the communities we serve while allowing profits to follow from those commitments. We believe together anything is achievable.

In 2023, I had the opportunity to join forces with a good friend & fellow entrepreneur, as a Co-Founder at Linxy, on a mission to reimagine the way humans connect in the digital age of social networking. Linxy, a disruptive tech startup out of Charlotte, helps people meet aligned individuals in real-time, at events and local hotspots around you, seamlessly bridging the gap between digital networking and real-life interactions.

I consider myself an adventure seeker, love to experience new things & places, enjoy time with friends and family, live an active & healthy lifestyle, study nutrition, fitness & human optimization, and make a positive impact on those around me. I am excited to share my journey and connect with other like-minded people along the way.

―――――

Experience

Skye Link
Founder & CEO
January 2018 - Present (6 years 5 months)
United States

Skye Link enables access to on-demand aerial imagery & data for all businesses through our drone service platform. Our platform streamlines processes for clients to order aerial services by connecting them to certified, insured, commercially trained pilots and quickly deploying them for various mission types.

Skye Link's marketplace platform allows professionals & service providers in the UAV industry to create profiles, share their work, find drone jobs, submit proposals to openings in their area, and get paid for their work. Skye Link's global community includes not just UAV pilots, but also, engineers, analysts, educators, developers, & other consultants. We aim to create the most inclusive network of UAV professionals in the world. This diversity creates a unique group of individuals & businesses, that collaboratively, can continue to push the UAS community forward in a positive direction.

Company Mission
To make drone services easily accessible to all businesses through a streamlined platform delivering on-demand aerial data & insights in a safe, efficient and compliant manner.

Core Values
-Create Win-Win Partnerships - Facilitate Collaboration
-Growth Mindset – Seek Continuous Improvement
-Do The Right Thing – Honesty & Integrity

-Embrace Challenges As Opportunities
-Work Hard, Play Hard

Our mission & core values stem from our Conscious Capitalism philosophy that business has a higher purpose than purely profits. We aim to foster trust and create value for all our stakeholders including customers, team members, pilots, suppliers, and our communities while allowing profits to follow from those commitments. We believe together anything is achievable.

Linxy
Co-Founder, Strategy & Operations
August 2023 - Present (10 months)
Charlotte, North Carolina, United States

Linxy - The Real-Time Networking Revolution

Linxy is an app that uses innovative technology to help you meet people in real-time, at events and local hotspots around you. At Linxy, we believe that the best connections happen in the real world. Our app is designed to seamlessly bridge the gap between digital networking and real-life interactions.

Whether you are...
a professional looking to expand your industry connections,
event host looking to enhance attendee engagement
a community enthusiast eager to meet new people,
coworking space aiming to foster a vibrant community,
someone who loves exploring new events and activities,

With Linxy, meeting new people, in person, has never been easier!

Lion Skye Media
Founder & Chief UAV Pilot
November 2016 - December 2018 (2 years 2 months)
Charlotte, North Carolina Area

Fully licensed, certified, and insured drone based media company based out of Charlotte NC that provides aerial mapping & photography/videography/ cinematography, marketing and post-production & data processing services to businesses across the Southeastern United States.

Brooksource
Account Executive
September 2016 - September 2017 (1 year 1 month)

Charlotte, North Carolina Area

Providing IT Managed Services & Project Support

Responsibilities:
-Develop human capital resource solutions for Fortune 500 companies in the Charlotte area
-Specialize in managed services, entry level hiring and staff augmentation resource solutions
-Consult partners on the latest trends in the FinTech, payments, digital channels and emerging technology fields.
-Utilize project management skills by coordinating multiple recruiters, identifying best practices, managing multi-million dollar budgets and drafting complex proposals
-Understand client needs and create project solutions which lower total cost of ownership while delivering within the budget and timeline
-Bridge the gap between millennials and the workforce through our niche entry level hiring program- Technical Youth

Areas of expertise:
Application Development (C#, ASP.NET,VB.NET, Java, etc)
Systems and Network Administration
Database Administration
Business Intelligence (Data Warehousing, Data Mining, ETL, SSIS,SSRS,SSAS)
Quality Assurance
ERP Implementation (SAP)
Hardware/Software Implementations
Technical Support (Helpdesk and/or Desktop Support)
Project Management & Business Analysis

Young Entrepreneurs Across America

1 year 7 months

Sales Consultant

September 2015 - June 2016 (10 months)
North/South Carolina Area

-Execute sales calls with new managers to supervise and develop their sales abilities
-Completed 50+ sales meetings with a 47.5% resulting in a on the spot sale and a 62.5% total sales percentage

-Recruit talented managers through class/organization talks, and email marketing

-Interview applicants and collaborate with other advisors to select the best candidates

Branch Manager

December 2014 - September 2015 (10 months)

Clemson, South Carolina

o Generated $140,010 of total revenue, breaking the Southeast region's company record, which is still in unbroken to this day

o Communicated regularly with 93 customers to ensure 100% customer satisfaction

o Managed and trained a team of 3 marketers and 15 painters

o Administered 2 crews of painters simultaneously to complete jobs on schedule

o Completed 175 Estimates with a 53% sales percentage

———

Education

Clemson University - College of Business and Behavioral Science

B.S Marketing